GIGAMEDIA LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(With Report of Independent Registered Public Accounting Firm Thereon)

GIGAMEDIA LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of GigaMedia Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of GigaMedia Limited and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the result of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Fair Value - Level 3 Assets - Refer to Note 4 to the Consolidated Financial Statements

Critical Audit Matter Description

The Company holds investment in securities amounted to $5,441 thousand issued by a private company. The fair value of the investments is based on complex valuation methods with unobservable inputs, therefore, classified as Level 3.

Unlike the valuation of assets with readily observable market prices, therefore, more easily independently corroborated, the valuation of financial instruments classified as Level 3 is inherently subjective, and often involves the use of complex proprietary methods and unobservable inputs.

We identified the valuation of the Level 3 assets as a critical audit matter because of the complex valuation methods and unobservable inputs, including the discount rate, discount of lack of marketability and volatility management uses to estimate the fair value. This requires a high degree of auditor’s professional judgment and an increased extent of effort, including the involvement of our fair value specialists, when evaluating the methods and related inputs.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures included the following, among others:

•
We obtained an understanding and evaluated the design and implementation of controls over management’s valuation of the Level 3 assets, including controls over the Company’s valuation methods and significant unobservable inputs.

•
With the assistance of our fair value specialists, (1) we evaluated the appropriateness of the valuation methodologies and techniques used in determining the fair value of the Level 3 asset;(2)we tested the underlying data used in the methods calculations and the mathematical accuracy of the calculation; (3)we evaluated the appropriateness of the judgements and estimates of the key inputs used in determining the fair value of the Level 3 assets including but not limited to the discount rate, discount of lack of marketability and volatility.

/s/Deloitte & Touche

Taipei, Taiwan

Republic of China

April 29, 2025

We have served as the Company’s auditor since 2017.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2024 AND 2023

(in thousands of US dollars)

	December 31
	2024	2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 5)	$34,781	$38,470
Accounts receivable - net (Note 6)	141	227
Prepaid expenses	69	54
Restricted cash (Note 5)	313	313
Other current assets (Note 7)	129	143
Total Current Assets	35,433	39,207
INVESTMENT IN SECURITIES - NONCURRENT (Note 8)	5,441	5,777
PROPERTY, PLANT AND EQUIPMENT, NET (Note 18)	101	111
INTANGIBLE ASSETS - NET (Note 18)	7	13
OTHER ASSETS
Refundable deposits	182	193
Prepaid licensing and royalty fees (Note 3)	147	24
Right-of-use assets (Note 9 and 18)	484	944
Other (Note 12)	563	228
TOTAL ASSETS	$42,358	$46,497

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS - (Continued)

DECEMBER 31, 2024 AND 2023

(in thousands of US dollars, except share data)

	December 31
	2024	2023
LIABILITIES & SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$38	$44
Accrued expenses (Note 10)	745	1,182
Deferred revenue (Note 11)	578	573
Other current liabilities (Notes 9 and 17)	570	665
Total Current Liabilities	1,931	2,464
NONCURRENT LIABILITIES
Lease liabilities (Note 9)	84	495
Total Liabilities	2,015	2,959
COMMITMENTS AND CONTINGENCIES (Note 17)	—	—
SHAREHOLDERS' EQUITY (Note 13)
Ordinary shares, no par value, and additional paid-in capital; issued and outstanding 11,052 thousand shares in 2024 and 2023	308,752	308,752
Accumulated deficit	(244,126)	(241,830)
Accumulated other comprehensive loss (Note 14)	(24,283)	(23,384)
Total GigaMedia Shareholders’ Equity	40,343	43,538
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$42,358	$46,497

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(in thousands of US dollars, except for earnings per share amounts)

	2024	2023	2022
OPERATING REVENUES
Digital entertainment service revenues (Note 18)	$2,969	$4,292	$5,585
COSTS OF REVENUES
Cost of digital entertainment service revenues	(1,494)	(1,846)	(2,335)
GROSS PROFIT	1,475	2,446	3,250
OPERATING EXPENSES
Product development and engineering expenses	(694)	(729)	(1,110)
Selling and marketing expenses	(1,451)	(1,623)	(1,644)
General and administrative expenses	(3,030)	(3,242)	(3,515)
Provision for expected credit losses (Note 6)	(1)	(7)	(2)
	(5,176)	(5,601)	(6,271)
LOSS FROM OPERATIONS	(3,701)	(3,155)	(3,021)
NON-OPERATING INCOME (EXPENSES)
Interest income from financial institutions	1,667	1,609	559
Interest income on securities (Note 17)	296	202	159
Gain on disposal or receipt of principal repayment from investment in securities (Note 8)	—	76	—
Foreign exchange loss, net	(426)	(34)	(941)
Changes in the fair value of investment in equity securities recognized at fair value (Note 4)	(161)	(2,110)	409
Other	29	13	83
	1,405	(244)	269
LOSS BEFORE INCOME TAXES	(2,296)	(3,399)	(2,752)
INCOME TAX EXPENSE (Note 16)	—	—	—
NET LOSS ATTRIBUTABLE TO SHAREHOLDERS OF GIGAMEDIA	$(2,296)	$(3,399)	$(2,752)
LOSS PER SHARE ATTRIBUTABLE TO GIGAMEDIA
Basic and Diluted:	$(0.21)	$(0.31)	$(0.25)
WEIGHTED AVERAGE SHARES USED TO COMPUTE LOSS PER SHARE ATTRIBUTABLE TO GIGAMEDIA SHAREHOLDERS (Note 2)
Basic	11,052	11,052	11,052
Diluted	11,052	11,052	11,052

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(in thousands of US dollars)

	2024	2023	2022
NET LOSS	$(2,296)	$(3,399)	$(2,752)
OTHER COMPREHENSIVE INCOME (LOSS) - NET OF TAX:
Defined benefit pension plan adjustment	44	(11)	76
Foreign currency translation adjustment	(78)	(129)	(190)
Unrealized holding gain (loss) on investment in securities	(865)	(1,453)	620
Reclassification adjustment for loss included in net income	—	(76)	—
Other	—	—	—
	(899)	(1,669)	506
COMPREHENSIVE LOSS ATTRIBUTABLE TO GIGAMEDIA SHAREHOLDERS	$(3,195)	$(5,068)	$(2,246)

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(in thousands of US dollars and shares)

	GIGAMEDIA SHAREHOLDERS
	Ordinary shares and additional paid-in capital		Accumulated deficit	Accumulated other comprehensive loss
	Shares	Amount	(Note 13)	(Note 14)	Total
Balance as of January 1, 2022	11,052	$308,752	$(235,679)	$(22,221)	$50,852
Net loss	—	—	(2,752)	—	(2,752)
Other comprehensive income	—	—	—	506	506
Balance as of December 31, 2022	11,052	308,752	(238,431)	(21,715)	48,606
Net loss	—	—	(3,399)	—	(3,399)
Other comprehensive loss	—	—	—	(1,669)	(1,669)
Balance as of December 31, 2023	11,052	308,752	(241,830)	(23,384)	43,538
Net loss	—	—	(2,296)	—	(2,296)
Other comprehensive loss	—	—	—	(899)	(899)
Balance as of December 31, 2024	11,052	$308,752	$(244,126)	$(24,283)	$40,343

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(in thousands of US dollars)

	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,296)	$(3,399)	$(2,752)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	48	43	24
Amortization	10	12	9
Provision for expected credit losses	1	7	2
Gain on disposal or receipt of principal repayment from investment in securities	—	(76)	—
Changes in the fair value of investment in equity securities recognized at fair value	161	2,110	(409)
Unrealized foreign exchange (gain) loss	601	(85)	1,022
Other	—	—	3
Net changes in:
Accounts receivable	85	(35)	64
Prepaid expenses	(16)	7	341
Prepaid licensing and royalty fees	(122)	152	(142)
Prepaid pension assets	(37)	9	(59)
Other assets	(284)	272	(141)
Accounts payable	(6)	(9)	(66)
Accrued expenses	(437)	31	(284)
Other liabilities	(41)	(232)	(121)
Net cash used in operating activities	(2,333)	(1,193)	(2,509)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of investment in securities	(1,063)	(105)	—
Purchases of property, plant and equipment	(46)	(52)	(52)
Increase in intangible assets	(4)	(6)	(18)
Proceeds from disposal or receipt of principal repayment from investment in securities	—	1,000	—
Net cash provided by (used in) investing activities	(1,113)	837	(70)

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(in thousands of US dollars)

	2024	2023	2022
CASH FLOWS FROM FINANCING ACTIVITIES:
Net cash used in financing activities	—	—	—
Net foreign currency exchange differences on cash, cash equivalents and restricted cash	(243)	32	(75)
NET DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(3,689)	(324)	(2,654)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	38,783	39,107	41,761
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$35,094	$38,783	$39,107
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid during the year	$—	$—	$—
Income tax refunded during the year	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

Notes To Consolidated Financial Statements

December 31, 2024, 2023 and 2022

NOTE 1. Principal Activities, Basis of Presentation, and Summary of Significant Accounting Policies

(a) Principal Activities

GigaMedia Limited (referred to hereinafter as GigaMedia, our Company, we, us, or our) is a diversified provider of digital entertainment services, with a headquarters in Taipei, Taiwan.

Our digital entertainment service business operates a suite of play-for-fun digital entertainment services, mainly targeting online and mobile-device users across Asia.

(b) Basis of Presentation

The accompanying consolidated financial statements of our Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(c) Summary of significant accounting policies

Principles of Consolidation

The consolidated financial statements include the accounts of GigaMedia and its subsidiaries after elimination of all inter-company accounts and transactions.

Foreign Currency Transactions

The functional currency of each individual consolidated entity is determined based on the primary economic environment in which the entity operates. Foreign currency transactions denominated in currencies other than the functional currencies are translated into the functional currency using the exchange rate prevailing on the transactions dates. At year-end, the balances of foreign currency monetary assets and liabilities are recorded based on prevailing exchange rates and any resulting gains or losses are included in other income and expenses. For the Investments in debt securities that are classified as either trading or available for sale that is denominated in a foreign currency, see Note 1(c), Summary of significant accounting policies - Investment in Securities, for additional information.

Translation of Foreign Currency Financial Statements

The reporting currency of our Company is the U.S. dollars. The functional currency of some of our Company’s subsidiaries is the local currency of the respective entity. Accordingly, the financial statements of the foreign subsidiaries were translated into U.S. dollars at the following exchange rates: assets and liabilities — current rate on the balance sheet date; shareholders’ equity — historical rates; income and expenses — average rate during the period. Cumulative translation adjustments resulting from this process are charged or credited to other comprehensive income.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management bases its estimates on historical experience and on assumptions that it believes are reasonable. Management assesses these estimates on a regular basis; however, actual results could differ from those estimates. Items subject to such estimates and assumptions include but not limit to the deferral and breakage of revenues; the fair value of unquoted debt and equity securities, the useful lives of property, plant and equipment and right-of-use assets; allowances for credit losses; the valuation of deferred tax assets, long-lived assets, investments and share-based compensation; and accrued pension liabilities (prepaid pension assets), income tax uncertainties and other contingencies. We believe the critical accounting policies listed below affect management’s judgments and estimates used in the preparation of the consolidated financial statements.

Revenue Recognition and Deferral

General

Our recognition of revenue from contracts with customers is in accordance with the five-step revenue recognition model: (1) identify the contract with a customer; (2) identify the performance obligation in the contract; (3) determine the transaction price; (4) allocate the transaction price to each performance obligation; and (5) recognize revenue when or as we satisfy a performance obligation.

Sales taxes assessed by governmental authorities on our revenue transactions are presented on a net basis of digital entertainment service revenues in our consolidated financial statements.

In addition to the aforementioned general policies, the following are the specific revenue recognition policies for revenue from contracts with customers.

Digital Entertainment Product and Service Revenues

Digital entertainment product and service revenues are mainly generated through sale of virtual points and in-game items, and those virtual goods purchased in our games can only be consumed in our games. Therefore, we regard the sale of a virtual good as a service, where the related performance obligation is satisfied over time, and revenues are recognized by measuring progress toward satisfying the performance obligation in a manner that best depicts the transfer of goods or services to the customer. Accordingly, we recognize revenues from the sale of virtual goods over the period of time using the output method, which is generally the estimated service period.

Digital entertainment product and service revenues are generated through the sale of virtual points, prepaid cards and game packs via various third-party storefronts, distributors and payment channels, including but not limited to the “Google Play Store,” the “Apple App Store,” convenience stores, telecom service providers and other payment service providers. Proceeds from sales of prepaid cards and game packs, net of sales discounts, and virtual points are deferred when received, and revenue is recognized upon the actual usage of the playing time or in-game virtual items by the end-users, or over the estimated useful life of virtual items, when the game is terminated and the period of refund claim for any sold virtual items is ended in accordance with our published policy, or when the likelihood of the customer exercising the remaining rights becomes remote. (Please see “Deferred Revenues and Breakage” below for more discussion of accounting treatments of the unexercised rights.)

Estimated Service Period

The virtual goods for our games may have different service periods. We use the weighted average number of days of a player’s payment interval as the estimate for the service period of each game. We evaluate the appropriateness of such estimates quarterly to see if they are in line with our observations in the operations. We believe this provides a reasonable depiction of the transfer of services to our customers, as it is the best representation of the time period during which our customers play our games. Determining the estimated service period is subjective and requires management’s judgment. Future usage patterns may differ from historical ones and therefore, the estimated service period may change in the future. The estimated service periods for players of our current games are generally less than 6 months.

Principal Agent Considerations

For the revenues generated from our digital entertainment offerings which are licensed to us for using, marketing, distributing, selling and publishing, and for the sales of our products and services via third-party storefronts and other channels, we evaluate to determine whether our revenues should be reported on a gross or net basis. Key indicators that we evaluate in determining whether we are the principal in the sale (gross reporting) or an agent (net reporting) include, but are not limited to:

•
which party is primarily responsible for fulfilling the promise to provide the specified good or service; and
•
which party has discretion in establishing the price for the specified good or service.

Based on our evaluation of various indicators, we report revenues on a gross basis for games that we publish and operate, as we are, and we present ourselves as, responsible for fulfilling the promise of delivering the virtual goods in the game and maintaining the game environment for customers’ consumption of such virtual goods. We have the discretion in establishing the price for those virtual goods, including the power to decide the range and extent of price discount or quantity discount, while the licensors or the third-party channels charge a fixed percentage of fees for such sales. And any loss on the receivables has to be absorbed by us and not the third-party channels.

Deferred Revenues and Breakage

Deferred revenues representing contract liabilities consist mainly of the advanced income related to our digital entertainment business. Deferred revenue represents proceeds received relating to the sale of virtual points and in-game items that are activated or charged to the respective user account by users, but which have not been consumed by the users or expired. Deferred revenue is credited to profit or loss when the virtual points and in-game items are consumed or have expired. Pursuant to relevant requirements in Taiwan, as of December 31, 2024 and 2023, cash totaling $313 thousand and $313 thousand, respectively, had been deposited in escrow accounts in banks mainly as a performance bond for the users’ prepayments and virtual points, and is included within restricted cash in the consolidated balance sheets.

For deferred revenues, some users may not exercise all of their contractual rights, and those unexercised rights are referred to as breakage. We estimate and recognize the breakage amount as revenue when the likelihood of the customer exercising the remaining rights becomes remote. We consider a variety of data points when determining the estimated breakage amount, including the time when we ceased selling prepaid products for certain services and when such prepaid products were last used in charging users’ accounts.

Prepaid Licensing and Royalty Fees

Our Company, through our subsidiaries, routinely enters into agreements with licensors to acquire licenses for using, marketing, distributing, selling and publishing digital entertainment offerings.

Prepaid licensing fees paid to licensors are amortized on a straight-line basis over the shorter of the estimated useful economic life of the relevant product and service or license period, which is usually within one to two years.

Prepaid royalty fees and related costs are initially deferred when paid to licensors and amortized as operating costs based on certain percentages of revenues generated by the licensee from operating the related digital entertainment product and service in the specific country or region over the contract period.

Fair Value Measurements

Our Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. We determine fair value based on assumptions that market participants would use in pricing an asset or a liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•
Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
•
Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
•
Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

Our Company generally determines or calculates the fair value of financial instruments using quoted market prices in active markets when such information is available; otherwise we apply appropriate present value or other valuation techniques, such as the income approach, incorporating adjusted available market discount rate information and our Company’s estimates for non-performance and liquidity risk, or the market approach, where we derive the implied value of financial instruments for the target company from a recent transaction involving the target company’s own securities. These techniques rely extensively on the use of a number of assumptions, including the discount rate, credit spreads, and estimates of future cash flows. (Please see Note 4, “Fair Value Measurements”, for additional information.)

Cash Equivalents, Restricted Cash and Presentation of Statements of Cash Flows

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and so near to their maturity that they present relatively insignificant risk from changes in interest rates. Commercial paper, negotiable certificates of deposit, time deposits and bank acceptances with original maturities of three months or less are considered to be cash equivalents.

Our consolidated statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Amounts generally described as restricted cash and restricted cash equivalents are included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statement of cash flows.

Investment in Securities

Debt securities

Debt securities for which we have the positive intent and ability to hold to maturity are classified as held-to-maturity and are carried at amortized cost. Debt securities held primarily for the purpose of selling in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses included in income.

Debt securities not classified as held-to-maturity or trading are classified as available-for-sale and are reported at fair value with unrealized gains and losses, net of income taxes, as a separate component of other comprehensive income. When a trading or available-for-sale security is denominated in a foreign currency, changes in the exchange rate between the foreign currency and an entity’s functional currency affect the security’s fair value. Therefore, under the Accounting Standards Codification ("ASC") 320, Investments—Debt Securities, the trading or available-for-sale security must be remeasured from the foreign currency to the functional currency as of each reporting date by using the current exchange rate to determine the fair value of the security. The entire change in the security’s fair value (including the portion related to a change in the exchange rates) is classified in accordance with ASC 320.

Losses on debt security transactions and declines in value that are determined to be the result of credit losses, if any, are reported in the consolidated statements of operations. In evaluating credit losses on the debt securities, management first considers whether the fair value is less than amortized cost. An impairment exists if the fair value of the investment is less than its amortized cost basis. Secondly, the intent or requirement to sell the securities is analyzed. If we intend to sell the debt security, or more likely than not will be required to sell the security before recovery of its amortized cost basis, any allowance for credit losses shall be written off and the amortized cost basis shall be written down to the debt security’s fair value at the reporting date, with any incremental impairment reported in the consolidated statements of operations. Subsequently, it shall be determined whether the decline in fair value below the amortized cost basis has resulted from a credit loss, considering comprehensive factors including but not limited to changes in industry or area, in technology or changes that indicate likely or realized failure of the issue of the security to make scheduled interest or principal payments. Unrealized gains on credit-related recoveries are reported in the consolidated statements of operations.

Equity securities

Equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) are to be measured at fair value with changes in fair value recognized in net income.

Receivables

Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. Our Company maintains an allowance for credit losses for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management adopts a current expected credit loss model based on expected losses. The measurement of expected losses is based on relevant information about past events, including historical losses adjusted to take into account the amount of receivables in dispute, and the current receivables aging and current payment patterns, as well as reasonable and supportable forecasts that affect the collectability of reported amounts. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over useful lives that correspond to categories as follows:

Categories	Years
Information and communication equipment	4
Office furniture and equipment	6
Leasehold improvements	Shorter of 5 or lease term

Leasehold improvements are amortized over the shorter of the term of the lease or the economic useful life of the assets. Improvements and replacements are capitalized and depreciated over their estimated useful lives, while ordinary repairs and maintenance are expensed as incurred.

Software Cost

We capitalize certain costs incurred to purchase computer software. These capitalized costs are amortized on a straight-line basis over the shorter of the useful economic life of the software or its contractual license period, which is typically one to three years.

Impairment of Long-Lived Assets

Long-lived assets other than goodwill not being amortized are reviewed for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable from its related future undiscounted cash flows. If such assets are considered to be impaired, the impairment to be recognized is measured by the extent to which the carrying amount of the assets exceeds the estimated fair value of the assets. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. When impairment is identified, the carrying amount of the asset is reduced to its estimated fair value, and is recognized as a loss from operations. (Please see Note 4, “Fair Value Measurements”, for additional information.)

Product Development and Engineering

Product development and engineering expenses primarily consist of research compensation, depreciation and amortization, and are expensed as incurred.

Advertising

Costs of broadcast advertising are recorded as expenses as advertising airtime is used. Other advertising expenditures are expensed as incurred.

Advertising expenses incurred in 2024, 2023 and 2022 totaled $0.1 million, $0.2 million and $0.2 million, respectively and were included in selling and marketing expenses.

Leases

General

We determine if an arrangement is or contains a lease at contract inception. In certain situations, judgment may be required in determining if a contract contains a lease. For these arrangements, there is judgment in evaluating if the arrangement provides us with an asset that is physically distinct, or that represents substantially all of the capacity of the asset, and if we have the right to direct the use of the asset. Lease assets and liabilities are recognized based on the present value of future lease payments over the lease term at the commencement date. Included in the lease liability are future lease payments that are fixed, in-substance fixed, or are payments based on an index or rate known at the commencement date of the lease. Variable lease payments are recognized as lease expenses as incurred, and generally relate to variable payments made based on the level of services provided by the lessor of our leases. The operating lease right-of-use (“ROU”) asset also includes any lease payments made prior to commencement, initial direct costs incurred, and lease incentives received. As most of our leases do not provide an implicit rate, we generally use our incremental borrowing rate in determining the present value of future payments. The incremental borrowing rate represents the rate required to borrow funds over a similar term to purchase the leased asset, and is based on the information available at the commencement date of the lease. For leased assets with similar lease terms and asset type we applied a portfolio approach in determining a single incremental borrowing rate to apply to the leased assets.

In determining our lease liability, the lease term includes options to extend or terminate the lease when it is reasonably certain that we will exercise such option. Leases with an initial term of 12 months or less are not recorded on the balance sheet, and we recognize lease expense for these leases on a straight-line basis over the lease term.

Subsequently, lease liabilities are measured at amortized cost using the effective interest method, with interest expense recognized over the lease terms. When there is a change in a lease term, a change in future lease payments resulting from a change in an index or a rate used to determine those payments, or a change in the assessment of an option to purchase an underlying asset, our Company remeasures the lease liabilities with a corresponding adjustment to the ROU assets.

Operating lease ROU assets are presented in “Other assets” and operating lease liabilities are presented in “Other current liabilities” and “Lease liabilities” on our consolidated balance sheets.

Retirement Plan and Net Periodic Pension Cost

Under our defined benefit pension plan, net periodic pension cost, which includes service cost, interest cost, expected return on plan assets, amortization of unrecognized net transition obligation and gains or losses on plan assets, is recognized based on an actuarial valuation report. We recognize the funded status of pension plans and non-pension post-retirement benefit plans (retirement-related benefit plans) as an asset or a liability in the consolidated balance sheets.

Under our defined contribution pension plans, net periodic pension cost is recognized as incurred.

Government Assistance

Government subsidies received by our Company for employment support are recognized as non-operating income. If we have an obligation to repay any of the funds provided by government plus any penalties due to breach of the terms and conditions of the subsidy scheme, we estimate that obligation and recognize the amount as non-operating loss and a liability.

In 2022, a Hong Kong subsidiary of ours received subsidies from the first and the second tranches of Employment Support Scheme of the Hong Kong Government as a relief from the COVID-19 pandemic. The scheme provided time-limited financial support to employers to retain their employees who may otherwise be made redundant. Employers who participated in the scheme must provide an undertaking not to implement redundancy during the subsidy period and to spend all the wage subsidies on paying wages to their employees. The scheme was not effected in 2024 and 2023.

For the years ended December 31, 2024, 2023 and 2022, the amounts of government subsidies were $0, $0 and $44 thousand, respectively.

Income Taxes

The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities, which are classified as noncurrent on the consolidated balance sheets, are measured using the enacted tax rate and laws that will be in effect when the related temporary differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amount that more-likely-than-not will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and loss carryforwards become deductible.

In addition, we recognize the financial statement impact of a tax position when it is more-likely-than-not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is measured at the largest amount that is greater than a 50% likelihood of being realized upon settlement. Interest and penalties on an underpayment of income taxes are reflected as income tax expense in the consolidated financial statements.

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to ordinary shareholders for the period by the weighted average number of ordinary shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing the net earnings (loss) for the period by the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares, composed of incremental ordinary shares issuable upon the exercise of options in all periods, are included in the computation of diluted earnings (loss) per share to the extent such shares are dilutive. Diluted earnings (loss) per share also takes into consideration the effect of dilutive securities issued by subsidiaries. In a period in which a loss is incurred, only the weighted average number of ordinary shares issued and outstanding is used to compute the diluted loss per share, as the inclusion of potential ordinary shares would be anti-dilutive. Therefore, for the years ended December 31, 2024, 2023 and 2022, basic and diluted loss per share were $0.21, $0.31 and $0.25, respectively.

Segment Reporting

Our segment reporting is mainly based on lines of business. We use the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by our Company’s chief operating decision maker (“CODM”) for making operating decisions, allocating resources and assessing performance as the source for determining our operating segments. Our Company’s CODM has been identified as the Chief Executive Officer.

Segment profit and loss is determined on a basis that is consistent with how our Company reports operating loss in its consolidated statements of operations. Because we operate only one segment, there are no intersegment transactions.

(d) Recently Adopted Accounting Pronouncements

Segment Reporting

In November 2023, the Financial Accounting Standards Board ("FASB") issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which updates reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments in the ASU:

•
Require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss (collectively referred to as the “significant expense principle”).
•
Require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss.
•
Require that a public entity provide all annual disclosures about a reportable segment’s profit or loss and assets currently required by Topic 280 in interim periods.

•
Clarify that if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit. However, at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) should be the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity’s consolidated financial 3 statements. In other words, in addition to the measure that is most consistent with the measurement principles under U.S. GAAP, a public entity is not precluded from reporting additional measures of a segment’s profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources.
•
Require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources.
•
Require that a public entity that has a single reportable segment provide all the disclosures required by the amendments in this Update and all existing segment disclosures in Topic 280.

Our Company has adopted the amendments on January 1, 2024. Please refer to Note 18 for more information.

(e) Recent Accounting Pronouncements Not Yet Adopted

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative, to amend certain disclosure and presentation requirements for a variety of topics within the ASC. These amendments align the requirements in the ASC to the removal of certain disclosure requirements set out in Regulation S-X and Regulation S-K, announced by the SEC. The effective date for each amended topic in the ASC is either the date on which the SEC’s removal of the related disclosure requirement from Regulation S-X or Regulation S-K becomes effective, or on June 30, 2027, if the SEC has not removed the requirements by that date. Early adoption is prohibited. The adoption of this amendment is not expected to have a material impact on our Company’s financial position, results of operations, cash flows or financial statement disclosures.

In March 2024, the FASB issued ASU 2024-02, Codification Improvements — Amendments to Remove References to the Concepts Statements, which removes various references to concepts statements from the FASB Accounting Standards Codification. The amendments in this Update are effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of this amendment is not expected to have a material impact on our Company’s financial position, results of operations, cash flows or financial statement disclosures.

Income tax

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires a public business entity to disclose specific categories in its annual effective tax rate reconciliation and disaggregated information about significant reconciling items by jurisdiction and by nature. The ASU also requires entities to disclose their income tax payments (net of refunds received) to international, federal, and state and local jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). The guidance makes several other changes to income tax disclosure requirements. This guidance is effective for fiscal years beginning after December 15, 2024 and requires prospective application with the option to apply it retrospectively. Early adoption is permitted. The adoption of this amendment is not expected to have a material impact on our Company’s financial statement disclosures.

Income Statement

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disaggregated disclosure of income statement expenses for public business entities. The ASU does not change or remove existing expense disclosure requirements. The ASU also does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, to clarify the effective date of ASU 2024-03. This guidance is effective for fiscal years beginning after December 15, 2026, and interim reporting periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The adoption of this amendment is not expected to have a material impact on our Company’s financial statement disclosures.

NOTE 2. EARNINGS (LOSS) PER SHARE

The following table provides a reconciliation of the denominators of the basic and diluted per share computations:

(in thousand shares)	2024	2023	2022
Weighted average number of outstanding shares
Basic	11,052	11,052	11,052
Effect of dilutive securities
Employee share-based compensation	—	—	—
Diluted	11,052	11,052	11,052

Certain outstanding options were excluded from the computation of diluted EPS since their effect would have been anti-dilutive. The antidilutive stock options excluded and their associated exercise prices per share were 4 thousand shares at $2.90 as of December 31, 2024, 29 thousand shares at $2.90 to $7.15 as of December 31, 2023, and 33 thousand shares at $2.90 to $7.15 as of December 31, 2022. There were no antidilutive Restricted Stock Units (“RSUs”) as of December 31, 2024, 2023, and 2022.

NOTE 3. PREPAID LICENSING AND ROYALTY FEES

The following table summarizes changes to our Company’s prepaid licensing and royalty fees:

(in US$ thousands)	2024	2023	2022
Balance at beginning of year	$24	$177	$35
Addition	321	36	369
Amortization and usage	(198)	(189)	(227)
Impairment charges	—	—	—
Balance at end of year	$147	$24	$177

NOTE 4. FAIR VALUE MEASUREMENTS

The following table presents the carrying amounts and estimated fair values of our Company’s financial instruments at December 31, 2024 and 2023.

(in US$ thousands)	2024		2023
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	$34,781	$34,781	$38,470	$38,470
Accounts receivable	141	141	227	227
Restricted cash	313	313	313	313
Refundable deposits	182	182	193	193
Investment in securities - noncurrent	5,441	5,441	5,777	5,777
Financial liabilities
Accounts payable	38	38	44	44
Accrued expenses	745	745	1,182	1,182
Lease liabilities - current and noncurrent	500	500	970	970

The carrying amounts shown in the table are included in the consolidated balance sheets under the indicated captions.

The fair values of the financial instruments shown in the above table as of December 31, 2024 and 2023 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an arm’s length transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. In situations where there is little market activity for the asset or liability at the measurement date, the fair value measurement reflects our Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by us based on the best information available in the circumstances, including expected cash flows and appropriately risk-adjusted discount rates, available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•
Cash and cash equivalents, accounts receivable, restricted cash, accounts payable, accrued expenses: The carrying amounts, at face value or cost plus accrued interest, approximate fair value because of the short maturity of these instruments.
•
Refundable deposits: Measurement of refundable deposits with no fixed maturities is based on carrying amounts.
•
Investment in securities – current and noncurrent: Valuation techniques are applied for measurement of debt and equity securities.
•
Lease liabilities: Measured at discounted amounts of lease payments.

Assets and Liabilities that are Measured at Fair Value on a Recurring Basis

Our Company has segregated all financial assets and liabilities that are measured at fair value on a recurring basis (at least annually) into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below.

Assets and liabilities measured at fair value on a recurring basis are summarized as below:

(in US$ thousands)	Fair Value Measurement Using
	Level 1	Level 2	Level 3	At December 31, 2024
Assets
Restricted cash - time deposits	$—	$313	$—	$313
Investment in securities - noncurrent	—	—	5,441	5,441
	$—	$313	$5,441	$5,754

(in US$ thousands)	Fair Value Measurement Using
	Level 1	Level 2	Level 3	At December 31, 2023
Assets
Restricted cash - time deposits	$—	$313	$—	$313
Investment in securities - noncurrent	—	—	5,777	5,777
	$—	$313	$5,777	$6,090

Our Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 3 for the years ended December 31, 2024 and 2023.

Level 2 measurements:

Cash equivalents – time deposits and restricted cash – time deposits are interest-earning deposits in banks, and the cash flows are estimated based on the terms of the contracts and discounted using the market interest rates applicable to the maturity of the contracts, which are adjusted to reflect credit risks on counterparties. As the inputs into the valuation techniques are readily observable, these deposits are classified in Level 2 of the fair value hierarchy.

Level 3 measurements:

For assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2024 and 2023, a reconciliation of the beginning and ending balances are presented as follows:

(in US$ thousands)	2024
	Investment in debt securities	Investment in equity securities
Balance at beginning of year	$5,548	$229
Purchase	1,063	—
Disposal or repayment	—	—
Total gains or (losses) (realized/unrealized)
included in earnings	—	(161)
included in other comprehensive income - unrealized gain (loss) on security	(865)	—
included in other comprehensive income - foreign currency items	(362)	(11)
Balance at end of year	$5,384	$57
The amount of total gains or (losses) for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date.	$—	$(161)

(in US$ thousands)	2023
	Investment in debt securities	Investment in equity securities
Balance at beginning of year	$7,950	$2,371
Purchase	105	—
Disposal or repayment	(1,000)	—
Total gains or (losses) (realized/unrealized)
included in earnings	—	(2,110)
included in other comprehensive income - unrealized gain (loss) on security	(1,453)	—
included in other comprehensive income - foreign currency items	(54)	(32)
Balance at end of year	$5,548	$229
The amount of total gains or (losses) for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date.	$—	$(2,110)

The significant unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy, together with a quantitative sensitivity analysis as of December 31, 2024 and 2023 are shown below:

Investment in securities - Level 3 financial assets

Sensitivity of the Input to Fair Value

					Changes of Fair Value (in US$ thousands)
Calculation Date	Valuation Technique	Significant Unobservable Inputs	Rate for debt investment	Rate for equity investment	If the Rate of Input changes by -1%	If the Rate of Input changes by +1%
December 31, 2024	The discounted cash flow analysis to estimate the enterprise value, and then the option pricing method to allocate equity value among various classes of stakeholders.	Discount rate for future cash flows	38.5%	38.5%	Debt securities: +$324 Equity securities: +$28	Debt securities: -$352 Equity securities: -$20
		Discount for lack of marketability	13%	From13.0% to 48.0% for different scenarios	Debt securities: +$62 Equity securities: +$1	Debt securities: -$62 Equity securities: -$1
		Volatility	29%	29%	Debt securities: +$99 Equity securities: -$1	Debt securities: -$36 Equity securities: +$2
December 31, 2023	The discounted cash flow analysis to estimate the enterprise value, and then the option pricing method to allocate equity value among various classes of stakeholders.	Discount rate for future cash flows	38.5%	38.5%	Debt securities: +$90 Equity securities: +$67	Debt securities: -$121 Equity securities: -$58
		Discount for lack of marketability	12%	From 12.0% to 30.0% for different scenarios	Debt securities: +$63 Equity securities: +$4	Debt securities: -$63 Equity securities: -$3
		Volatility	29%	29%	Debt securities: +$22 Equity securities: +$3	Debt securities: -$86 Equity securities: -$2

When estimating the value of the early stage enterprise, in the absence of observable market prices or a recent financing transaction, we obtained sufficient financial and operational information from the issuer’s company, using the income approach as our primary method, which reflects the close relationship between the future cash generating ability of the issuer’s company and respective enterprise value. As the issuer’s company was still at its early stage of development with limited historical track record, market multiples were conducted for supplementary reference only.

The derived enterprise value was then served as a reasonable basis for the subsequent equity value allocation exercise to estimate the portion assignable to the issuer’s convertible note and respective share categories as of the measurement date by applying a hybrid method of Probability Weighted Expected Return Method (“PWERM”) and Option Pricing Method (“OPM”). Such hybrid method estimates the probability weighted value across multiple scenarios, using OPM to estimate the allocation of value within one or more of those scenarios.

Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis

Assets and liabilities measured at fair value on a nonrecurring basis include measuring impairment when required for long-lived assets. Our Company's long-lived assets measured at fair value on a nonrecurring basis include property, plant, and equipment, intangible assets, operating lease ROU assets, and prepaid licensing and royalty fees.

No assets and liabilities measured at fair value on a nonrecurring basis were determined to be impaired as of December 31, 2024 and 2023.

NOTE 5. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows as of December 31, 2024 and 2023.

	December 31
(in US$ thousands)	2024	2023
Cash and savings accounts	$34,781	$38,470
Time deposits	—	—
Cash and cash equivalents reported on the consolidated balance sheets	34,781	38,470
Cash restricted as performance bond	313	313
Total cash, cash equivalents and restricted cash reported on the consolidated statements of cash flows	$35,094	$38,783

As of December 31, 2024 and 2023, cash amounting to $313 thousand and $313 thousand, respectively, has been deposited in escrow accounts in banks mainly as a performance bond for our players’ game points. These deposits are restricted and are included in restricted cash in the consolidated balance sheets.

We maintain cash and cash equivalents, as well as restricted cash, in bank accounts with major financial institutions with high credit ratings located in the following jurisdictions:

	December 31
(in US$ thousands)	2024	2023
Taiwan	$34,884	$38,289
Hong Kong	210	494
	$35,094	$38,783

NOTE 6. ACCOUNTS RECEIVABLE – NET

Accounts receivable consist of the following:

	December 31
(in US$ thousands)	2024	2023
Accounts receivable	$142	$229
Less: Allowance for credit losses	(1)	(2)
	$141	$227

The following is a summary of the changes in our Company’s allowance for credit losses during the years ended December 31, 2024, 2023 and 2022:

(in US$ thousands)	2024	2023	2022
Balance at beginning of year	$2	$1	$2
Additions: Provision for expected credit losses	1	7	2
Less: Write-off	(1)	(6)	(3)
Translation adjustment	(1)	—	—
Balance at end of year	$1	$2	$1

NOTE 7. OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31
(in US$ thousands)	2024	2023
Loans receivable - current	$—	$24
Less: Allowance for loans receivable - current	—	(24)
Other receivable	2	2
Other	127	141
	$129	$143

The following is a reconciliation of changes in our Company’s allowance for loans receivable - current during the years ended December 31, 2024, 2023 and 2022:

(in US$ thousands)	2024	2023	2022
Balance at beginning of year	$24	$29	$33
Reversal for collection of bad debt	(24)	(5)	—
Translation adjustment	—	—	(4)
Balance at end of year	$—	$24	$29

NOTE 8. INVESTMENT IN SECURITIES

Investment in securities – noncurrent consist of the following:

	December 31
(in US$ thousands)	2024	2023
Debt securities, classified as available-for-sale	$5,384	$5,548
Equity securities	57	229
	$5,441	$5,777

Our Company’s investment in securities - noncurrent are invested in convertible promissory notes and preferred shares. During 2023, we recognized a realized exchange gain of $76 thousand arising from the partial repayment of the aforementioned promissory note. Certain of our investment in securities, though denominated in US dollars, are held by an entity of ours whose functional currency is not US dollars, leading to unrealized exchange gain or loss accounted for as other comprehensive income or loss, and corresponding translation adjustment accordingly.

The promissory notes are purchased under different agreements, and are convertible into common or preferred shares at certain different prices, subject to applicable adjustments. Upon conditions outlined in the agreements, the convertible promissory notes may be automatically converted or become redeemable. See Note 17, “Commitments and Contingencies, (c) Investment Agreements”, for additional information.

We assessed the estimated fair values of these investments as of December 31, 2024. See Note 4 “Fair Value Measurements” for additional information.

NOTE 9. LEASE ARRANGEMENTS

During 2024 and 2023, we leased office premises and automobile for operational use with lease terms of 2 to 5 years that expire at various dates through 2027. We do not have purchase options to acquire the leasehold office premises and automobile at the end of the lease terms.

Right-of-use assets

Right-of-use assets consist of the following:

	December 31
(in US$ thousands)	2024	2023
Carrying amount:
Office premise	$450	$931
Automobile	34	13
	$484	$944

Lease liabilities

	December 31
(in US$ thousands)	2024	2023
Carrying amount:
Current portion (classified under other current liabilities)	$416	$475
Noncurrent portion	84	495
	$500	$970

Discount rates for the existing lease liabilities ranged from 1.44% to 3.6% as of December 31, 2024, and from 1.44% to 3.6% as of December 31, 2023.

Supplemental information

Supplemental disclosures of cash flow and noncash information consist of the following:

	For the Year ended December 31
(in US$ thousands)	2024	2023
Cash paid for operating leases	$481	$491
Operating lease expenses	$499	$495

	As of December 31
(in US$ thousands)	2024	2023
Lease liabilities arising from obtaining right-of-use assets	$49	$116
Weighted-average remaining lease term	1.18 years	2.04 years
Weighted-average discount rate	1.60%	1.60%

The table below reconciles the undiscounted cash flows for each of the first five years and total of the remaining years to the operating lease liabilities recorded on the consolidated balance sheet as of December 31, 2024:

(in US$ thousands)	Operating Leases
Year
2025	$421
2026	81
2027	3
Total minimum lease payments	505
Less: amount of lease payments representing interest	(5)
Present value of future minimum lease payments	500
Less: current obligation under leases	(416)
Non-current lease obligations	$84

NOTE 10. ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31
(in US$ thousands)	2024	2023
Accrued professional fees	$185	$356
Accrued compensation	200	423
Accrued royalties	47	45
Accrued advertising expenses	2	2
Accrued director compensation and liability insurance	63	100
Other	248	256
	$745	$1,182

NOTE 11. DEFERRED REVENUE

Deferred revenue consists of the following:

	December 31
(in US$ thousands)	2024	2023
Unused virtual points	$479	$481
Unamortized virtual items	86	75
Advances for pre-order items	13	17
	$578	$573

The breakage amounts recognized as revenue during the years ended December 31, 2024, 2023 and 2022 were $16 thousand, $228 thousand and $20 thousand, respectively.

NOTE 12. PENSION BENEFITS

Our Company and our subsidiaries have defined benefit and defined contribution pension plans that cover substantially all of our employees.

Defined Benefit Pension Plan

We have a defined benefit pension plan in accordance with the Labor Standards Law of the Republic of China (R.O.C.) for our employees located in Taiwan, covering substantially all full-time employees for services provided prior to July 1, 2005, and employees who have elected to remain in the defined benefit pension plan subsequent to the enactment of the Labor Pension Act on July 1, 2005. Under the defined benefit pension plan, employees are entitled to a lump sum retirement benefit upon retirement equivalent to the aggregate of 2 months’ pensionable salary for each of the first 15 years of service and 1 month’s pensionable salary for each year of service thereafter subject to a maximum of 45 months’ pensionable salary. The pensionable salary is the monthly average salary or wage of the final six months prior to approved retirement.

We use December 31 as the measurement date for our defined benefit pension plan. The following table sets forth the plan’s benefit obligations, fair value of plan assets, and funded status at December 31, 2024 and 2023:

	December 31
(in US$ thousands)	2024	2023
Benefit obligation	$317	$339
Fair value of plan assets	488	473
Funded status (prepaid pension assets)	$(171)	$(134)
Accumulated Benefit Obligation	$254	$266
Amounts recognized in the balance sheet consist of:
Noncurrent liabilities (assets)	$(171)	$(134)
Accumulated other comprehensive income	—	—
Net amount recognized	$(171)	$(134)
Amounts recognized in accumulated comprehensive income (loss) consist of:
Unrecognized net gain (loss)	$30	$(15)

For the years ended December 31, 2024, 2023 and 2022, the net period pension cost consisted of the following:

	December 31
(in US$ thousands)	2024	2023	2022
Service cost	$—	$—	$—
Interest cost	5	6	2
Expected return on plan assets	(7)	(8)	(3)
Amortization of net loss	—	—	2
Curtailment gain	—	—	—
	$(2)	$(2)	$1

Weighted average assumptions used to determine benefit obligations for 2024 and 2023 were as follows:

	December 31
	2024	2023
Discount rate	2.00%	1.625%
Rate of compensation increase	2.00%	2.00%

Weighted average assumptions used to determine net periodic benefit cost for end of fiscal year were as follows:

	2024	2023
Discount rate	1.625%	1.750%
Rate of return on plan assets	1.625%	1.750%
Rate of compensation increase	2.00%	2.00%

Management determines the discount rate and rate of return on plan assets based on the yields of fifteen year ROC central government bonds which is in line with the respective employees remaining service period and the historical rate of return on the above mentioned Fund mandated by the ROC Labor Standard Law.

We have contributed an amount equal to 2% of the salaries and wages paid to all qualified employees located in Taiwan to a pension fund (the “Fund”). The Fund is administered by a pension fund monitoring committee (the “Committee”) and deposited in the Committee’s name in the Bank of Taiwan. Our Company makes pension payments from our account in the Fund unless the Fund is insufficient, in which case we make payments from internal funds as payments become due. We seek to maintain a normal, highly liquid working capital balance to ensure payments are made timely.

We expect to make a contribution of $0 to the Fund in 2025. We expect to make future benefit payments of $13 thousand to employees from 2024 to 2028 and $87 thousand from 2029 to 2033.

Defined Contribution Pension Plans

We have provided defined contribution plans for employees located in Taiwan and Hong Kong. Contributions to the plans are expensed as incurred.

Taiwan

Pursuant to the new “Labor Pension Act” enacted on July 1, 2005, our Company has a defined contribution pension plan for our employees located in Taiwan. For eligible employees who elect to participate in the defined contribution pension plan, we contribute no less than 6% of an employee’s monthly salary and wage and up to the maximum amount of NT$9 thousand (approximately $275), to each of the eligible employees’ individual pension accounts at the Bureau of Labor Insurance each month. Pension payments to employees are made either by monthly installments or in a lump sum from the accumulated contributions and earnings in employees’ individual accounts.

Hong Kong

According to the relevant Hong Kong regulations, we provide a contribution plan for the eligible employees in Hong Kong. We must contribute at least 5% of the employees’ total salaries. For this purpose, the monthly relevant contribution to their individual contribution accounts is subject to a cap of HK$1.5 thousand (approximately $193). After the termination of employment, the benefits still belong to the employees in any circumstances.

The total amount of defined contribution pension expenses pursuant to our defined contribution plans for the years ended December 31, 2024, 2023 and 2022 were $137 thousand, $163 thousand, and $167 thousand, respectively, which are included in operating expenses.

NOTE 13. SHAREHOLDERS’ EQUITY

In accordance with Singapore law, the holders of ordinary shares that do not have par value, are entitled to receive dividends as declared from time to time and are entitled to one vote per share at the general meeting of our Company. All shares rank equally with regard to our Company’s residual assets. In addition, we are not required to have a number of authorized ordinary shares to be issued.

NOTE 14. ACCUMULATED OTHER COMPREHENSIVE LOSS

The accumulated balances for each component of other comprehensive income (loss) are as follows:

(in US$ thousands)	Foreign currency items	Unrealized gain (loss) on securities	Pension and post retirement benefit plans	Accumulated other comprehensive loss
Balance as of January 1, 2022	$(21,753)	$(388)	$(80)	$(22,221)
Foreign currency translation adjustment	(190)	—	—	(190)
Pension and post retirement benefit adjustment	—	—	76	76
Unrealized holding loss arising during period	—	620	—	620
Balance as of December 31, 2022	(21,943)	232	(4)	(21,715)
Foreign currency translation adjustment	(144)	15	—	(129)
Pension and post retirement benefit adjustment	—	—	(11)	(11)
Unrealized holding loss arising during period	—	(1,453)	—	(1,453)
Reclassification adjustments for loss included in net income		(76)	—	(76)
Balance as of December 31, 2023	(22,087)	(1,282)	(15)	(23,384)
Foreign currency translation adjustment	(177)	99	—	(78)
Pension and post retirement benefit adjustment	—	—	44	44
Unrealized holding loss arising during period	—	(865)	—	(865)
Balance as of December 31, 2024	$(22,264)	$(2,048)	$29	$(24,283)

There were no significant tax effects allocated to each component of other comprehensive income for the years ended December 31, 2024, 2023 and 2022.

NOTE 15. SHARE-BASED COMPENSATION

During 2024, 2023 and 2022, no stock-based compensation expenses were incurred and recognized.

There were no capitalized stock-based compensation costs at December 31, 2024 and 2023. There was no recognized stock-based compensation tax benefit for the years ended December 31, 2024, 2023 and 2022, as our Company recognized a full valuation allowance on net deferred tax assets as of December 31, 2024 and 2023.

(a) Overview of Stock-Based Compensation Plans

Summarized below are the stock-based compensation plans pursuant to which awards have been granted as of December 31, 2024.

2004 Employee Share Option Plan

At the June 2004 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2004 Employee Share Option Plan (the “2004 Plan”) under which up to 1.4 million ordinary shares of our Company have been reserved for issuance. All employees, officers, directors, supervisors, advisors, and consultants of our Company are eligible to participate in the 2004 Plan. The 2004 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, the eligible individuals who are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the vesting schedule. The maximum contractual term for the options under the 2004 Plan is 10 years. The Company is no longer issuing securities pursuant to, and no awards remain outstanding under this plan.

2006 Equity Incentive Plan

At the June 2006 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2006 Equity Incentive Plan (the “2006 Plan”) under which up to 200 thousand ordinary shares of our Company have been reserved for issuance. The 2006 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2006 Plan. The maximum contractual term for the options under the 2006 Plan is 10 years. The Company is no longer issuing securities pursuant to, and no awards remain outstanding under this plan.

2007 Equity Incentive Plan

At the June 2007 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2007 Equity Incentive Plan (the “2007 Plan”) under which up to 400 thousand ordinary shares of our Company have been reserved for issuance. The 2007 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2007 Plan. The maximum contractual term for the options under the 2007 Plan is 10 years.

Summarized below are the general terms of our stock-based compensation plans, for which awards have been granted as of December 31, 2024.

Stock-Based compensation plan	Granted awards		Vesting schedule	Options’ exercise price	RSUs’ grant date fair value
2007 Plan	675,057	(1)	immediately upon granting to four years	$2.90~$90.85	$12.35~$76.75

(1)
The granted awards, net of forfeited or canceled options or shares, were within reserved shares of 400 thousand ordinary shares.

Options and RSUs generally vest over the schedule described above. Certain RSUs provide for accelerated vesting if there is a change in control. All options and RSUs are expected to be settled by issuing new shares.

(b) Options

In 2024, 2023 and 2022, no options were exercised for each year.

Our Company uses the Black-Scholes option-pricing model to estimate the fair value of stock options granted to employees on the grant date. No options were granted to employees during 2024, 2023 and 2022.

Option transactions during the last three years are summarized as follows:

	2024				2023		2022
	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted Avg. Exercise Price	No. of Shares (in thousands)
Balance at January 1	$6.56	29			$6.38	33	$6.13	37
Options granted	—	—			—	—	—	—
Options exercised	—	—			—	—	—	—
Options Forfeited / canceled / expired	7.15	(25)			5.05	(4)	4.05	(4)
Balance at December 31	$2.90	4	2.34	$—	$6.56	29	$6.38	33
Exercisable at December 31	$2.90	4	2.34	$—	$6.56	29	$6.38	33
Vested and expected to vest at December 31	$2.90	4	2.34	$—	$6.56	29	$6.38	33

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between GigaMedia’s closing stock price on the last trading day of 2024 and the exercise price of an option, multiplied by the number of in-the-money options) that would have been received by the option holders had they exercised their options on December 31, 2024. This amount changes based on the fair market value of GigaMedia’s stock.

As of December 31, 2024, there was no unrecognized compensation cost related to non-vested options.

The following table sets forth information about stock options outstanding at December 31, 2024:

Options outstanding			Option currently exercisable
Exercise price	No. of Shares (in thousands)	Weighted average remaining contractual life	Exercise price	No. of Shares (in thousands)
Under $5	4	2.34 years	Under $5	4
$5~$50	—	—	$5~$50	—
$50~$100	—	—	$50~$100	—
	4			4

NOTE 16. INCOME TAXES

Income (loss) before income taxes by geographic location is as follows:

(in US$ thousands )	2024	2023	2022
Taiwan operations	$(1,657)	$(1,726)	$(1,588)
Non-Taiwan operations	(639)	(1,673)	(1,164)
	$(2,296)	$(3,399)	$(2,752)

The components of income tax benefit (expense) by taxing jurisdiction are as follows:

( in US$ thousands )	2024	2023	2022
Taiwan:
Current	$—	$—	$—
Deferred	—	—	—
	$—	$—	$—
Non-Taiwan:
Current	$—	$—	$—
Deferred	—	—	—
	$—	$—	$—
Total current income tax benefit (expense)	$—	$—	$—
Total deferred income tax benefit	$—	$—	$—
Total income tax benefit	$—	$—	$—

Our ultimate parent company is based in Singapore.

A reconciliation of our effective tax rate related to the statutory tax rate in Taiwan, where our major operations are based, is as follows:

	2024	2023	2022
Taiwan statutory rate, including taxes on income and retained earnings	24.00%	24.00%	24.00%
Foreign tax differential	(82.00)%	0.75%	(3.03)%
Expiration of net operating loss carryforwards	(51.15)%	(27.71)%	(20.18)%
Net operating loss carryforwards not utilized due to dissolution of subsidiaries	—	—	(42.73)%
Other non-deductible expenses	46.42%	(12.84)%	(9.79)%
Change in deferred tax assets and valuation allowance	62.70%	15.79%	24.94%
Loss on investment in subsidiaries dissolved	—	—	26.62%
Other	0.03%	0.01%	0.17%
Effective rate	—	—	—

The significant components of our deferred tax assets consist of the following:

(in US$ thousands)	December 31
	2024	2023
Net operating loss carryforwards	$8,732	$10,630
Share-based compensation	273	292
Investments	123	131
Lease right-of-use assets	4	6
Other	(16)	5
	9,116	11,064
Less: valuation allowance	(9,116)	(11,064)
Deferred tax assets - net	$—	$—

A reconciliation of the beginning and ending amounts of our valuation allowance on deferred tax assets for the years ended December 31, 2024, 2023 and 2022 are as follows:

(in US$ thousands)	2024	2023	2022
Balance at beginning of year	$11,064	$11,880	$13,607
Subsequent reversal and utilization of valuation allowance	(663)	(263)	(94)
Changes to valuation allowance	396	405	1,158
Expirations	(1,175)	(942)	(1,731)
Exchange differences	(506)	(16)	(1,060)
Balance at end of year	$9,116	$11,064	$11,880

Under ROC Income Tax Act, the tax loss carryforward in the preceding ten years would be deducted from income tax for Taiwan operations.

As of December 31, 2024, we had net operating loss carryforwards available to offset future taxable income, shown below by major jurisdictions:

Jurisdiction	Amount	Expiring year
Hong Kong	$11,621	indefinite*
Taiwan	28,210	2025~2034**
	$39,831

* Upon the dissolution and deregistration of a Hong Kong subsidiary of ours in February 2025, the deferred tax assets related to its net operating loss carryforwards of $9,825 thousand were derecognized. As the allowance on deferred tax assets related to these net operating loss carryforwards has been fully provided, the derecognition did not have any material impact on our financial position, results of operations or cash flows.

** Upon the dissolution of a Taiwan subsidiary of ours in March 2025, the deferred tax assets related to its net operating loss carryforwards of $2,643 thousand were derecognized. As the allowance on deferred tax assets related to these net operating loss carryforwards has been fully provided, the derecognition did not have any material impact on our financial position, results of operations or cash flows.

Unrecognized Tax Benefits

As of December 31, 2024, 2023 and 2022, there were no unrecognized tax benefits that if recognized would affect the effective tax rate.

There were no interest and penalties related to income tax liabilities recognized for the years ended December 31, 2024, 2023 and 2022.

Our major tax paying components are all located in Taiwan. As of December 31, 2024, the income tax filings in Taiwan have been examined for the years through 2022.

NOTE 17. COMMITMENTS AND CONTINGENCIES

Commitments

(a) Operating Leases

We rent certain office premises and automobile for operation use under lease agreements that expire at various dates through 2027. Please refer to Note 9 for more information of our lease arrangements.

(b) License Agreements

We have contractual obligations under various license agreements to pay the licensors license fees and minimum guarantees against future royalties. There were no committed license fees and minimum guarantees against future royalties set forth in our significant license agreements as of December 31, 2024.

For a specific licensed game, we were required to pay an incentive fee of $20 thousand to the licensor for every $600 thousand additional revenues generated from the game during the agreement period from January 2024 to January 2026.

(c) Investment Agreements

On August 31, 2020, we entered into a convertible note purchase agreement to purchase a US$10,000,000 principal amount convertible promissory note (the “Note”) issued by Aeolus Robotics Corporation (“Aeolus”), a global company primarily engaged in designing, manufacturing, processing and sales of intellectual robotics. The Note, which bears interest at a rate of 2% per annum, was due on August 30, 2022 but was extendable to August 30, 2023 at Aeolus’s option, and all or a portion of the principal amount under the Note was convertible at GigaMedia’s option upon maturity, upon prepayment, or when certain events occur, into ordinary shares or preferred shares of Aeolus at a price of US$3.00 per share, or into preferred shares in Aeolus’s nearest next round equity financing where Aeolus issues further preferred shares. GigaMedia may elect to convert all or any part of the principal amount of the Note into the preferred shares to be issued at the Qualified Financing, among which (1) 20% of such outstanding principal amount shall be converted at a conversion price equal to 90% of the purchase price offered to the investors in such qualified financing, and (2) 80% of such outstanding principal amount shall converted at a conversion price equal to 100% of the purchase price offered to the investors in such qualified financing. In the event that any portion of the principal amount is converted into the ordinary or preferred shares, all the interest accrued but unpaid on such portion of principal amount shall be waived.

In November 2021, Aeolus notified GigaMedia that it intended to issue series B preferred shares, par value of US$0.0001 per share (the “Series B Preferred Shares”), to certain new series B preferred shareholders for a subscription price of US$3.02 per share (the “Next Round Financing”). The Next Round Financing constituted a Qualified Financing as defined in the said Note. GigaMedia exercised its conversion right in accordance with the Note with respect to US$2,000,000 of principal amount at the conversion price of US$2.718 per share, effective December 30, 2021. GigaMedia received 735,835 Series B Preferred Shares.

After the conversion, the outstanding principal amount under the note was US$8,000,000, and GigaMedia’s right to elect to convert the remaining amount upon maturity, upon prepayment, or when certain events occur, into ordinary shares of Aeolus at a price of US$3.00 per share, is not affected.

On July 29, 2022, Aeolus notified GigaMedia that it had decided to exercise its right of extension under the Note to extend the original August 30, 2022 maturity date to August 30, 2023.

On August 31, 2023, GigaMedia and Aeolus entered into an agreement to amend the Note. The amendment extends the maturity date of the Note after the partial repayment of US$1,000,000 and the payment of accrued interest on the unpaid principal amount of the Note due through August 30, 2023 in the amount of US$480,000 are made by Aeolus and the outstanding principal amount becomes US$7,000,000 due thereunder. The US$1,480,000 payment by Aeolus was made on September 6, 2023.

Pursuant to the amendment to the Note, the remaining principal amount of US$7,000,000 due thereunder will bear interest at a rate of 4% per annum, shall be due on February 28, 2025 (such date to be extended, at Aeolus’s option, to February 28, 2026), and all or a portion of the principal amount due thereunder may be converted upon maturity, upon prepayment or upon the occurrence of certain specified events, upon Aeolus’s next round of equity financing, or upon Aeolus’s initial public offering, at the lower of US$1.25 per share or 80% of the applicable offering price. On January 21, 2025, Aeolus notified GigaMedia that it had decided to exercise its right of extension under the amendment to the Note to extend the original February 28, 2025 maturity date to February 28, 2026.

GigaMedia and Aeolus entered into three agreements to purchase convertible promissory notes on August 15, 2023, March 15, 2024 and September 24, 2024, with principal amount of US$105,346, US$63,208 and US$1,000,000, respectively. These notes bear interest at a rate of 4.5% per annum and are convertible at US$0.1 per share, while other terms and conditions are similar to the original Note.

On January 20, 2025 and March 5, 2025, we entered into two agreements to purchase two convertible promissory notes, with principal amounts of US$52,674 and US$2,600,000, respectively, issued by Aeolus. These notes bear interest at a rate of 4.5% per annum and are convertible at US$0.02 per share, while other terms and conditions are similar to the original Note.

Contingencies

We are subject to legal proceedings and claims that arise in the normal course of business.

On January 15, 2018, Ennoconn Corporation (“Ennoconn”) filed a complaint against one of our subsidiaries, GigaMedia Cloud Services Co., Ltd. (“GigaMedia Cloud”) in the Taiwan Taipei District Court. The complaint alleged that GigaMedia Cloud is obligated to pay Ennoconn NTD 79,477,648 (approximately $2,588,005) in connection with a transaction to purchase taximeters in 2015. GigaMedia Cloud filed an answer to the complaint denying Ennoconn’s allegations in the lack of factual and legal basis on March 1, 2018. On November 15, 2018, the Taiwan Taipei District Court determined that all of Ennoconn’s claims were without merit and made a judgment denying the complaint. On January 3, 2019, Ennoconn filed an appeal demanding the judgment which was entered in the District Court, to be reversed and amended. The civil court of the second instance, the Taiwan High Court, has conducted the session of the preparatory proceedings for several times during 2019. As a result, the Taiwan High Court ruled on January 8, 2020, that the decision of the Taiwan Taipei District Court should be partially modified and Ennoconn is entitled to NTD 27,084,180 (approximately $882,077). GigaMedia Cloud has filed another appeal with the Taiwan Supreme Court on February 4, 2020. On May 5, 2021, the Taiwan Supreme Court revoked the previous ruling of the Taiwan High Court, and sent the case back to the Taiwan High Court for a retrial. Under the Taiwan Supreme Court’s ruling, the appeal made by Ennoconn should be reviewed by the Taiwan High Court by following the instructions of the Taiwan Supreme Court. On May 18, 2022, the Taiwan High Court found such appeal meritless and made a civil judgment denying the complaint by Ennoconn. On June 15, 2022, Ennoconn filed an appeal and demanded that the Taiwan Supreme Court reverse this civil judgment and remand the case to the Taiwan High Court. On February 22, 2023, the Taiwan Supreme Court revoked the previous ruling of the Taiwan High Court, and sent the case back to the Taiwan High Court for a retrial. On October 30, 2023, the Taiwan High Court ruled such appeal meritorious and Ennoconn has the right to claim compensation from GigaMedia Cloud in an amount equal to NTD 27,084,180 plus interest at a rate of 4.5% per annum incurred from January 16, 2018 until settlement date. On November 16, 2023, GigaMedia Cloud filed an appeal against the Taiwan High Court’s decision, and the appeal was transferred to Taiwan Supreme Court on January 2, 2024. On April 17, 2024, the Taiwan Supreme Court denied GigaMedia’s appeal and affirmed the Taiwan High Court’s October 2023 decision in favor of Ennoconn, GigaMedia Cloud has accrued the related obligations.

On the other hand, pursuant to Taiwan’s Company Act, the shareholder of GigaMedia Cloud is limitedly liable for GigaMedia Cloud in an amount equal to the total value of shares subscribed. Therefore, we believe that the immediate parent company, the intermediate parent companies, as well as GigaMedia, the ultimate parent company, individually or collectively do not have obligations to absorb GigaMedia Cloud’s loss exceeding GigaMedia Cloud’s net worth and accordingly, it will not have a material adverse impact on our financial condition, results of operations or cash flows.

NOTE 18. SEGMENT, PRODUCT, GEOGRAPHIC AND OTHER INFORMATION

Segment Information

We have only one segment, the digital entertainment business segment, which operates a portfolio of digital entertainment products, primarily targeting digital entertainment service users across Asia.

Our Company uses the Net income (loss), as reported on our Consolidated Statements of Comprehensive Income (Loss) as the measurement for the basis of performance assessment. The basis for such measurement is the same as that for the preparation of consolidated financial statements. Please refer to the consolidated statements of operations and comprehensive income (loss) for the related segment revenue and operating results.

Amounts of revenues and significant expense categories that are regularly provided to the CODM and included in reported segment profit or loss are summarized as follows:

(in US$ thousands)	2024	2023	2022
Revenues from external customers	$2,969	$4,292	$5,585
Personnel expenses	(2,860)	(2,998)	(3,443)
Licensing and royalty fees	(637)	(952)	(1,210)
Depreciation	(48)	(43)	(24)
Amortization	(10)	(12)	(9)
Interest income	7	8	2
Interest expenses	(37)	(38)	(63)
Foreign exchange gain (loss)	211	(19)	255
Rent and utilities	(559)	(569)	(123)
Other expenses	(372)	(575)	(1,328)
Other non-operating income, net	1	3	70
Digital Entertainment Segment Net Loss	(1,335)	(903)	(288)
Headquarters expenses	(871)	(2,491)	(2,277)
Reconciliation of profit or loss
Adjustments and reconciling items	(90)	(5)	(187)
Consolidated Net Loss	$(2,296)	$(3,399)	$(2,752)

Reconciliations of reportable segment assets and other significant items to the consolidated totals are summarized as follows:

(in US$ thousands)	2024	2023
Total assets for reportable segments	$3,274	$4,216
Cash held in corporate headquarters	33,856	37,040
Marketable securities - noncurrent	5,441	5,777
Elimination of receivables from corporate headquarters	(605)	(601)
Other unallocated amounts	392	65
Consolidated Total	$42,358	$46,497

(in US$ thousands)	Segment Totals	Adjustments	Consolidated Totals
2024
Revenues from external customers	$2,969	$—	$2,969
Interest income	7	1,956	1,963
Interest expense	(37)	37	—
Depreciation and amortization	(58)	—	(58)

2023
Revenues from external customers	4,292	—	4,292
Interest income	8	1,803	1,811
Interest expense	(38)	38	—
Depreciation and amortization	(55)	—	(55)

2022
Revenues from external customers	5,585	—	5,585
Interest income	2	716	718
Interest expense	(63)	63	—
Depreciation and amortization	(33)	—	(33)

Interest income and expense allocated from headquarter to the digital entertainment business segment is based on internally negotiated rates and the adjustments represent amounts related to headquarters.

Major Product Lines

Revenues from our Company’s major product lines are summarized as follows:

(in US$ thousands)	2024	2023	2022
MahJong and casino casual games	$1,051	$1,070	$1,308
PC-based online sports games	1,539	2,696	3,395
Mobile role playing games	338	464	801
Other games and game related revenues	41	62	81
	$2,969	$4,292	$5,585

Major Customers

No single customer represented 10% or more of GigaMedia’s consolidated total net revenues in any period presented.

Geographic Information

Revenues by geographic area are attributed by country of the operating entity location. Revenue from by geographic region is as follows:

(in US$ thousands)
Geographic region / country	2024	2023	2022
Taiwan	$1,602	$1,785	$2,427
Hong Kong	1,367	2,507	3,158
	$2,969	$4,292	$5,585

Geographic information for property, plant and equipment, intangible assets and operating lease right-of-use assets are as follows:

(in US$ thousands)	December 31, 2024			December 31, 2023
Geographic region / country	Property, plant and equipment, net	Intangible assets, net	Operating lease right-of-use assets, net	Property, plant and equipment, net	Intangible assets, net	Operating lease right-of-use assets, net
Taiwan	$101	$7	$466	$111	$13	$869
Hong Kong	—	—	18	—	—	75
	$101	$7	$484	$111	$13	$944

NOTE 19. SUBSEQUENT EVENT

There have been no events that have occurred subsequent to December 31, 2024, and through the date that the consolidated financial statements are issued that would require adjustment to or disclosure except as already disclosed in the consolidated financial statements.